UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter W. Carter

Executive Vice President & Chief Legal Officer
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions)(1), (2) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 121,281,538
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,281,538
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,281,538
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 20.0% (19.99%)(3)
14	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in a group with any other person.

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Person expressly disclaims such membership. See Item 4 below for additional information.

(3) Percentage calculated on the basis of 606,407,693 shares of common stock, without par value, of LATAM Airlines Group S.A. (“LATAM” and the “Common Stock”), outstanding as of September 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 10, 2021 (Film No. 211396519), and rounded up in accordance with instruction 13 of the cover page for Schedule 13D.

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Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to LATAM’s Common Stock and amends the initial statement on Schedule 13D filed on January 6, 2020, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed on September 7, 2021 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to update the list of Covered Persons on Schedule A attached to the Schedule 13D to reflect a change in the present principal occupation of David S. Taylor who currently serves as the Executive Chairman of the Board of Directors of The Procter & Gamble Company. As amended, Schedule A is incorporated into this Item 2 by reference. All other information under this Item 2 remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the penultimate paragraph of Item 4 of Amendment No. 1, and replacing it with the following:

On December 9, 2021, the board of directors of the Reporting Person approved the Reporting Person’s proposed participation in the transactions contemplated below. On November 26, 2021, LATAM and the other Debtors, the Reporting Person, certain other holders of LATAM’s Common Stock, namely the Cueto group (i.e., Costa Verde Aeronáutica S.A. and Inversiones Costa Verde Ltda. y Cia. en Comandita Por Acciones), Qatar Airways Investment (UK) Ltd. (“Qatar”) and the Eblen group (i.e., Andes Aérea SpA, Inversiones Andes SpA and Comercial Las Vertientes SpA) (collectively, the “Other Shareholders”), and certain members of the ad hoc group of LATAM parent claimholders (the “Ad Hoc Group”) entered into a restructuring support agreement (as may be amended, modified, or supplemented, the “RSA”) in connection with the Debtors’ chapter 11 bankruptcy proceedings. The RSA memorializes the terms for a comprehensive restructuring and recapitalization of the Debtors to be included in a Plan of Reorganization of the Debtors (the “Company Plan”) consistent with the terms and conditions set forth in the term sheets attached as exhibits to the RSA, which includes, among other things, (i) rights offerings consisting of (A) a common stock rights offering and (B) separate rights offerings for three tranches of unsecured notes convertible into shares of reorganized LATAM’s equity (collectively, the “Rights Offerings”), (ii) a $500 million new revolving credit facility and approximately $2.25 billion in other new debt financing, and (iii) as applicable, the reinstatement, debt-for-debt exchange, or full paydown of remaining claims and funded debt.

Under the RSA, the Reporting Person, the Other Shareholders, and the Ad Hoc Group members, each acting severally and not jointly, agreed to support the Company Plan and the transactions embodied therein, subject to the terms set forth in the RSA, including all obligations of the Reporting Person and each Other Shareholder being conditioned upon receipt by such shareholder of the requisite corporate approvals. Following satisfaction of all conditions precedent to effectiveness of the Company Plan, it is currently anticipated that the Reporting Person would acquire one or both of reorganized LATAM common stock and unsecured convertible notes to be issued in connection with the Rights Offerings. The Reporting Person estimates that its ownership interest in LATAM following the transaction will be approximately 10%, substantially lower than it is today. The RSA also contemplates an amendment to the by-laws of LATAM, which would address the requisite shareholder approval threshold for material corporate actions, and entry by the Reporting Person, Costa Verde Aeronautica, S.A., Qatar and the Ad Hoc Group members into an agreement to address the post-emergence board composition of LATAM during the first two years following emergence. It is currently anticipated that the Reporting Person would have the right to appoint one board member to the post-emergence board of LATAM. In addition, the RSA includes certain restrictions on the ability of each of the Reporting Person and the Other Shareholders to transfer or dispose of their Common Stock and certain commitments by the Reporting Person and the Other Shareholders to vote their shares of Common Stock in accordance with the RSA. The foregoing description of the RSA is qualified in its entirety by the express terms of the RSA, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in this Amendment No. 2 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a-c) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Item 4 of the Schedule 13D and this Amendment No. 2 are incorporated into this Item 5 by reference.

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The Reporting Person is the beneficial owner of 121,281,538 shares of Common Stock (or approximately 19.99% of the 606,407,693 shares of Common Stock outstanding as of September 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 10, 2021 (Film No. 211396519)), and, subject to the restrictions as described in Item 4 of the Schedule 13D, the Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, all of such Common Stock.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Common Stock held by the Reporting Person.

(c) The Reporting Person has not, and to the Reporting Person’s knowledge, none of the Covered Persons have, effected any transactions in shares of Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 2 are incorporated into this Item 6 by reference.

Except as disclosed in the Schedule 13D, as amended by this Amendment No. 2, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons, including the Other Shareholders, with respect to the Common Stock.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description
Exhibit 99.2	Restructuring Support Agreement, dated as of November 26, 2021 (Filed as part of Exhibit 99.1 to LATAM's Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 29, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President & Chief Legal Officer

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